Exhibit 99.12

Date: April 28, 2026	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Uranium Royalty Corp.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:	Special Meeting
Record Date for Notice of Meeting:	May 11, 2026
Record Date for Voting (if applicable):	May 11, 2026
Beneficial Ownership Determination Date:	May 11, 2026
Meeting Date:	June 17, 2026
Meeting Location (if available):	Vancouver, BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	No
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	91702V101	CA91702V1013

Sincerely,

Computershare

Agent for Uranium Royalty Corp.